SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 26)

                       LSB INDUSTRIES, INC.
                         (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.10
                  (Title of Class of Securities)

                           5021600-10-4
                          (CUSIP Number)

                          Jack E. Golsen
                      16 South Pennsylvania
                  Oklahoma City, Oklahoma  73107
                         (405) 235-4546
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 31, 1999
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.  [  ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class. See Rule 13d-7.)

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















                                Page 2 of 20 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                    Jack E. Golsen
      S.S. or I.R.S. Identification                  ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-               Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         296,361

Number of Shares        (8)   Shared Voting Power     2,926,659
Beneficially
Owned by Each           (9)   Sole Dispositive          296,361
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,926,659
                              Power

(11)  Aggregate Amount Beneficially                   3,223,020
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                        25.6%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


                               Page 3 of 20 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  Sylvia H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power      2,926,659
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive       2,926,659
                              Power

(11)  Aggregate Amount Beneficially                    2,926,659
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         23.6%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


                             Page 4 of 20 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  SBL Corporation
      S.S. or I.R.S. Identification                73-1477865
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                   WC
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 Oklahoma
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power      1,874,409
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive       1,874,409
                              Power

(11)  Aggregate Amount Beneficially                    1,874,409
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         15.1%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          CO
      Instructions)

                             Page 5 of 20 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  Golsen Petroleum
      S.S. or I.R.S. Identification                Corporation
      Nos. of Above Persons                        73-079-8005


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-               Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 Oklahoma
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power        193,933
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive         193,933
                              Power

(11)  Aggregate Amount Beneficially                      193,933
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                           1.6%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          CO
      Instructions)

                             Page 6 of 20 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  Barry H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-              Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         290,116

Number of Shares        (8)   Shared Voting Power     2,096,869
Beneficially
Owned by Each           (9)   Sole Dispositive          290,116
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,096,869
                              Power

(11)  Aggregate Amount Beneficially                   2,386,985
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         19.2%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)

                              Page 7 of 20 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  Steven J. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)   SEC Use Only


(4)   Source of Funds (See Instruc-              Not Applicable
      tions


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         242,487

Number of Shares        (8)   Shared Voting Power     1,953,317
Beneficially
Owned by Each           (9)   Sole Dispositive          242,487
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,953,317
                              Power

(11)  Aggregate Amount Beneficially                   2,195,804
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         17.6%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)

                             Page 8 of 20 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,            Linda Golsen Rappaport
      S.S. or I.R.S. Identification          ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)   SEC Use Only


(4)   Source of Funds (See Instruc-                Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power          82,552

Number of Shares        (8)   Shared Voting Power     2,096,869
Beneficially
Owned by Each           (9)   Sole Dispositive           82,552
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,096,869
                              Power

(11)  Aggregate Amount Beneficially                   2,179,421
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         17.6%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)

                             Page 9 of 20 Pages

CUSIP NO. 5021600-10-4

     This statement constitutes Amendment No. 26 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the
Schedule 13D.

    This Schedule 13D is reporting matters with respect to the group consisting of Jack E. Golsen, Sylvia H. Golsen, SBL
Corporation ("SBL"), Golsen Petroleum Corporation ("GPC"), a wholly owned subsidiary of SBL, Barry H. Golsen, Steven J. Golsen and
Linda Golsen Rappaport.

    This Amendment No. 26 to the Schedule 13D is being filed as a result of a change in the facts contained in Amendment 25 to the
Schedule 13D. The change is due to the acquisition by SBL of 123,500 shares of Common Stock on August 31, 1999, which resulted in an increase in SBL's beneficial ownership of Common Stock by more than 1% of the outstanding Common Stock. In addition to the foregoing, reference is made to Item 5(c) of this Amendment No. 26 for discussion of certain other transaction in the Company's Common Stock that were effected by certain reporting persons during the past sixty days from the date of this Amendment No. 26.

Item 1.  Security and Issuer.

         Item 1 of this Schedule 13D is unchanged.

Item 2.  Identity and Background.

         Item 2 of this Schedule 13D is unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 31, 1999, SBL purchased 123,500 shares of
         Common Stock for $0.986 per share or an aggregate purchase price of $121,771. SBL funded the purchase price out of its working capital.

Item 4.  Purpose of Transaction.

         Item 4 of this Schedule 13D is unchanged.

Item 5.  Interest in Securities of the Issuer.

         (a) The following table sets forth as of August 31, 1999, the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:


                             Page 10 of 20 Pages

CUSIP NO. 5021600-10-4

         Person                    Amount             Percent(9)
         ______                   ______               _______
     Jack E. Golsen           3,223,020(1)(2)(6)       25.6%

     Sylvia H. Golsen         2,926,659(1)(6)(7)       23.6%

     SBL                      1,874,409(1)             15.1%

     GPC                        193,933(8)              1.6%

     Barry H. Golsen          2,386,985(1)(3)(6)       19.2%

     Steven J. Golsen         2,195,804(1)(4)(6)       17.6%

     Linda Golsen Rappaport   2,179,421(1)(5)(6)       17.6%

    ____________________

    (1) The amount shown includes (i) 1,241,299 shares held directly by SBL; (ii) 400,000 shares that SBL has the right to acquire upon the conversion of 12,000 shares of the Company's Series B Preferred Stock owned of record by SBL; (iii) 39,177 shares that SBL has the right to acquire upon the conversion of 9,050 shares of Class C Preferred Stock owned of record by SBL; and
         (iv) 193,933 shares beneficially owned by SBL's wholly owned subsidiary, GPC, which includes 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Series B Preferred Stock owned of record by GPC. The relationship between Jack E. Golsen,
         Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

    (2) The amount shown includes (i) 4,000 shares that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (ii) 133,333 shares that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him, (iii) 40,000 shares that Jack E. Golsen may acquire upon the exercise of Company incentive stock options, (iv) 1,052,250 shares owned of record by Sylvia H. Golsen, wife of Jack E. Golsen, and(v) 10,000 shares owned of record by the MG Trust, of which Jack
         E. Golsen is the sole trustee with voting and dispositive power over the securities held by such trust.

                              Page 11 of 20 Pages

CUSIP NO. 5021600-10-4

    (3) The amount shown does not include (i) 533 shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership, and (ii) 79,840 shares owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry H. Golsen has no voting or dispositive control. Such amount does include (a) 41,954 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, (b) 36,954 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, (c) 35,888 shares owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (d) 43,500 shares which Barry H. Golsen may acquire upon exercise of Company incentive stock options.

    (4) The amount shown does not include 74,840 shares owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount does include (a) 41,954 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, (b) 36,954 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and
         (c) 35,500 shares which Steven J. Golsen may acquire upon exercise of Company incentive stock options.

    (5) The amount shown does not include 124,350 shares that Mrs. Rappaport's husband owns and 1,000 shares which Mrs. Rappaport's husband may acquire upon exercise of incentive stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 79,840 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (a) 41,954 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee, (b) 36,954 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee, and (c) 35,888 shares owned of record by each of the Adam Z. Golsen Trust No. J-1, of Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee.

                             Page 12 of 20 Pages

CUSIP NO. 5021600-10-4


    (6) Jack E. Golsen and Sylvia H. Golsen each disclaims beneficial ownership of (a) the shares of Common Stock owned of record by Barry H. Golsen, the shares that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts,
         (b) the shares owned of record by Steven J. Golsen, the shares that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Steven J. Golsen as a result of his position as trustee of certain trusts, and (c) the shares owned of record by Linda Golsen Rappaport, and the shares considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport disclaim beneficial ownership of the shares beneficially owned by Jack E. Golsen and Sylvia H. Golsen, except for shares beneficially owned by SBL and GPC.

    (7) The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of (a) the 109,028 shares of Common Stock owned of record by Jack E. Golsen, (b) the 4,000 shares that Jack E. Golsen has the right to acquire upon the conversion of a promissory note, (c) the 133,333 shares which Jack E. Golsen has the right to acquire upon conversion of the 4,000 shares of Series B Preferred Stock owned of record by him, (d) the 40,000 shares that Jack E. Golsen has the right to acquire under the Company's incentive stock options, and (e) the 10,000 shares of Common Stock held of record by the MG Trust, of which Jack E. Golsen is the sole trustee who possesses voting and dispositive power over the securities held by such trust.

    (8) The amount shown includes 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of the Company's Series B Preferred Stock owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

    (9) Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next sixty (60) days under options, warrants, rights or conversion privileges, are considered to be

                             Page 13 of 20 Pages

CUSIP NO. 5021600-10-4

         outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

             (b) The following table sets forth as of August 31, 1999, for each person and entity identified under paragraph
    (a), the number of shares of Common Stock as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                            Sole Voting and     Shared Voting
                                Power of          and Power of
    Person or Entity          Disposition         Disposition
    ________________        _______________     ______________
    Jack E. Golsen            296,361(1)(5)     2,926,659(2)(3)

    Sylvia H. Golsen            None            2,926,659(2)(11)

    SBL                         None            1,874,409(2)

    GPC                         None              193,933(4)

    Barry H. Golsen           290,116(5)(6)     2,096,869(2)(7)

    Steven J. Golsen          242,487(5)(8)     1,953,317(2)(9)

    Linda Golsen Rappaport     82,552(5)        2,096,869(2)(10)

    ____________________

    (1) The amount shown includes (a) 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (b) 133,333 shares of Common Stock that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him, and (c) 40,000 shares that J. Golsen has the right to acquire under the Company's incentive stock options, and (d) 10,000 shares held of record by the MG Trust, of which Jack E. Golsen is the sole trustee who possesses voting and dispositive power over the securities held by such trust.


    (2)  See footnote (1) under paragraph (a) of this Item 5.


                             Page 14 of 20

CUSIP NO. 5021600-10-4

    (3)  The amount shown includes 1,052,250 shares of Common
         Stock owned of record by Sylvia H. Golsen, the wife of Jack E. Golsen.

    (4)  See footnote (8) under paragraph (a) of this Item 5.

    (5)  See footnote (6) under paragraph (a) of this Item 5.

    (6) The amount shown includes 43,500 shares of Common Stock which Barry Golsen may acquire upon exercise of incentive stock options of the Company.

    (7) The amount shown does not include 79,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares of Common Stock that Barry Golsen's wife owns in which Barry Golsen dis-claims beneficial ownership. Such amount does include
         (a) 41,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, (b) 36,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (c) 35,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee.

    (8)  The amount shown includes 35,500 shares which Steven J.
         Golsen may acquire upon exercise of incentive stock options of the Company.

    (9) The amount shown does not include 74,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen has no voting or dispositive power. Such amount includes (a) 41,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (b) 36,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee.

    (10) See footnote (5) under paragraph (a) of this Item 5.

    (11) See footnotes (6) and (7) under paragraph (a) of this
         Item 5.

             SBL is wholly owned by Sylvia H. Golsen (40% owner), Barry H. Golsen (20% owner), Steven J. Golsen (20% owner) and

CUSIP NO. 5021600-10-4

    Linda Golsen Rappaport (20% owner). GPC is a wholly owned subsidiary of SBL. The directors and executive officers of SBL and GPC are Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport are the children of Jack E. and Sylvia H. Golsen, husband and wife.

             (c)  During the past 60 days, the following
    transactions were effected in the Common Stock by a reporting person named in response to paragraph (a) of this Item 5: (i) on July 23, 1999, SBL acquired 600 shares of Common Stock at $2.00 per share in a privately negotiated transaction; (ii) on July 23, 1999, SBL acquired 74,500 shares of Common Stock at $1.50 per share in the over-the-counter market; (iii) on August 31, 1999, SBL acquired 123,500 shares of Common Stock at $0.986 per share in the over-the-counter market; and (iv) on July 8, 1999, the Company granted incentive stock options under the Company's 1998 Stock Option and Incentive Plan to the following individuals in the following amounts: Jack E. Golsen (265,000 shares), Barry H. Golsen (155,000 shares), Stephen J. Golsen (100,000 shares) and Claude Rappaport, the husband of Linda G. Rappaport, (100,000 shares). Each incentive stock option has a term of five years from the date of grant and an exercise price of $1.375 per share. The total number of shares of Common Stock subject to each incentive stock option vests at the end of year one through four as to 20%, 20%, 30%, and 30%, respectively.

Item 6.  Contracts, Agreements, Underwritings or Relationships
         With Respect to Securities of the Issuer.

        Item 6 of the Schedule 13D is unchanged, except on July 28, 1999, SBL Corporation pledged 480,000 shares of Common Stock and 12,000 shares of the Company's Series B Preferred Stock, and Golson Petroleum Corporation pledged 4,000 shares of the Company's Series B Preferred Stock, both along with proceeds of such shares, to The Bank of Union, El Reno, Oklahoma (the "Bank of Union") to secure repayment of the loan made by Bank of Union on such date to Jack E. Golsen and SBL Corporation.
    In addition to standard default and similar provisions contained in the Security Agreement, Bank of Union retains the right to all dividends paid in connection with the collateral.

Item 7.  Materials to be Filed as Exhibits.

1.  Powers of Attorney executed by Barry H. Golsen, Steven J.
    Golsen, and Linda Golsen Rappaport are filed as Exhibit 6 to
    Amendment No. 3 to the Schedule 13D and are incorporated herein by reference.

                             Page 16 of 20 Pages

CUSIP NO. 5021600-10-4

2.  Agreement of the reporting persons as to joint filing of this
    Schedule 13D, is filed as Exhibit 7 to Amendment No. 3 to the
    Schedule No. 13D and is incorporated herein by reference.

3. Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incor-porated herein by reference.

4. Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

5. Stacy L. Rappaport Trust No. J-1, is filed as Exhibit 14 to Amendment No. 13 to the Schedule 13D and is incorporated herein by reference. The Joshua B. Golsen Trust No. J-1, Adam
    Z. Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori
    R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially similar to the Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of the same will be supplied to the Commission upon request.

6. Barry H. Golsen 1992 Trust is filed as Exhibit 15 to Amendment No. 16 to the Schedule 13D and is incorporated herein by reference. The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are substantially similar to the Barry H. Golsen 1992 Trust, and copies of the same will be supplied to the Commission upon request.

7.  Agreement of Sylvia H. Golsen as to joint filing of this
    Schedule 13D is filed as Exhibit 15 to Amendment No. 18 and is incorporated herein by reference.

8.  Security Agreement, dated October 12, 1995, between Jack E.
    Golsen, Sylvia H. Golsen and Stillwater National Bank and
    Trust Company is filed as Exhibit 15 to Amendment No. 23, and is incorporated herein by reference.

9.  Agreement of SBL Corporation as to the joint filing of this
    Schedule 13D is filed as Exhibit 19 to Amendment No. 23, and is incorporated herein by reference.

10. Shareholder's Agreement, effective December 1, 1995, between
    Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to
    Amendment No. 24 and is incorporated herein by reference.

11. Shareholder's Agreement, effective December 1, 1995, among
    Jack E. Golsen, Sylvia Golsen and SBL Corporation is filed as
    Exhibit 23 to Amendment No. 24 and is incorporated herein by reference.

                             Page 17 of 20 Pages

CUSIP NO. 5021600-10-4

12. Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

13. Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

14. Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

15. Security Agreement, dated October 16, 1997, between Stillwater National Bank ("SNB") and Sylvia H. Golsen is attached as
    Exhibit 22 to Amendment No. 25 and is incorporated herein by reference. The Security Agreements, all of which are dated October 16, 1997, between SNB and each of SBL Corporation; Sylvia H. Golsen, Trustee of the Sylvia H. Golsen 1992 Trust; Heidi Brown Shear, Trustee of the Linda F. Rappaport 1992 Trust; Heidi Brown Shear, Trustee of the Steven J. Golsen 1992 Trust; Heidi Brown Shear, Trustee of the Barry H. Golsen 1992 Trust, Barry H. Golsen and Linda F. Rappaport, Trustees of the Michelle L. Golsen J-1 Trust; Barry H. Golsen and Steven J. Golsen, Trustees of the Amy G. Rappaport J-1 Trust; Barry H. Golsen and Steven J. Golsen, Trustees of the Joshua B. Golsen J-1 Trust; Barry H. Golsen and Linda F. Rappaport, Trustees of the Stacy L. Rappaport J-1 Trust; Barry H. Golsen and Linda F. Rappaport, Trustees of the Lori R. Rappaport J-1 Trust; and Barry H. Golsen and Linda F. Rappaport, Trustees of the Adam
    Z. Golsen J-1 Trust are substantially similar to the foregoing Security Agreement, and copies of the same will be supplied to the Commission upon request.

16. Commercial Pledge and Security Agreement, dated September 21, 1998, between BancFirst and Sylvia H. Golsen is attached as
    Exhibit 23 to Amendment No. 25 and is incorporated herein by reference. The Commercial Pledge and Security Agreements between BancFirst and Jack E. Golsen and SBL are substantially similar to the Security Agreement filed as Exhibit 23 to Amendment No. 25, and a copy of the same will be supplied to the Commission upon request.

                            Page 18 of 20 Pages

CUSIP NO. 5021600-10-4

17. Security Agreement, dated June 16, 1998, between The Bank of Union and Jack E. Golsen is attached as Exhibit 24 to Amendment No. 25 and is incorporated herein by reference. The
    (a) Security Agreement, dated June 16, 1998, between Bank of Union and Sylvia H. Golsen, (b) Security Agreement, dated February 5, 1999, between Bank of Union and Sylvia H. Golsen, Trustee of the Sylvia H. Golsen 1992 Trust dated 01-08-93, and
    (c) Security Agreement, dated December 9, 1997, between Bank of Union and each of Golsen Petroleum Corporation and Jack E. Golsen are substantially similar to the Security Agreement filed as Exhibit 24 to Amendment No. 25, except as to the number of shares subject to each such Security Agreement, and a copy of the same will be supplied to the Commission upon request.

18. Guaranty Agreement, dated October 16, 1997, between SNB and Jack E. Golsen is attached as Exhibit 25 to Amendment No. 25 and is incorporated herein by reference. The Guaranty Agreements between SNB and each of SBL Corporation, Sylvia H. Golsen, Barry H. Golsen (and his wife), Steven J. Golsen, and Linda F. Rappaport (and her husband, Claude Rappaport) are substantially similar to the Guaranty Agreement filed as
    Exhibit 25 to Amendment No. 25, and a copy of the same will be supplied to the Commission upon request.

19. Security Agreement, dated July 28, 1999, between The Bank of Union and Golsen Petroleum Corporation. The Security Agreement, dated July 28, 1999, between Bank of Union and SBL Corporation is substantially similar to the Security
    Agreement filed as Exhibit 19 to this Amendment No. 26, except as to the number of shares subject to such Security Agreement, and a copy of the same will be supplied to the Commission upon request.











                             Page 19 of 20 Pages

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 10, 1999.


                             /s/ Jack E. Golsen
                             _____________________________
                             Jack E. Golsen

                             GOLSEN PETROLEUM CORPORATION



                             By: /s/ Jack E. Golsen
                                ___________________________
                                Jack E. Golsen, President


                              /s/ Barry H. Golsen
                             ______________________________*
                             Barry H. Golsen

                              /s/ Steven J. Golsen
                             ______________________________*
                             Steven J. Golsen

                              /s/ Linda Golsen Rappaport
                             ______________________________*
                             Linda Golsen Rappaport

                            *Executed by Jack E. Golsen
                             pursuant to Power of Attorney

                             /s/ Jack E. Golsen
                             ______________________________
                             Jack E. Golsen


                             /s/ Sylvia H. Golsen
                             _______________________________
                             Sylvia H. Golsen

                             SBL CORPORATION


                             By: /s/ Jack E. Golsen
                                ____________________________
                                Jack E. Golsen, President

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